
April 21, 2023

Carla A. Leibold
Chief Financial Officer
Customers Bancorp, Inc.
701 Reading Avenue
West Reading, PA 19611

   Re: Customers Bancorp, Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2022
     Form 10-K for the Fiscal Year Ended December 31, 2021
     File No. 001-35542

Dear Carla A. Leibold:

  We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Finance